REXAM

03 MAR 10 AM 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

03007222

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

07 March 2003

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Jennifer Smith
Assistant Company Secretary

3/11

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

FILE NO 82-3

REXAM

PRESS RELEASE

Rexam delivers record profits

Rexam PLC, the global consumer packaging company, announces its full year results for the year ended 31 December 2002.

	2002	2001	Increase
Sales from ongoing operations	**£3,027m**	£2,944m	3%
Operating profit*:			
Group	**£357m**	£333m	7%
Ongoing operations	**£349m**	£295m	18%
Profit before tax*	**£274m**	£218m	26%
Earnings per share*	**44.1p**	36.1p	22%
Dividends per share	**16.7p**	15.9p	5%

Financial Highlights

- **Ongoing operating profit up 18%***
- **Profit before tax up 26%***
- **Earnings per share up 22%***
- **Continued strong free cash flow of £177m**
- **Disposal programme completed on target**
- **Pensions in satisfactory shape**

Operating Highlights

- **Beverage Packaging operating profit up 22% as margins rise to 11%**
- **Successful integration of US beauty pumps business**
- **Cost efficiency savings of £36m**
- **Substantial upside potential from German glass container acquisitions**

* Before goodwill amortisation and exceptional items

Commenting on the results, Jeremy Lancaster, Chairman of Rexam, said:

"Our results reached record levels in 2002, with ongoing operating profit up by 18% driven by continued efficiency programmes, price recovery in the US beverage can market, improved volumes and the successful integration of acquisitions. 2003 has started as expected and, despite international concerns, we remain quietly confident of another strong performance."

Enquiries

Rexam PLC 020 7227 4100

Rolf Börjesson, Chief Executive

Michael Hartnall, Finance Director

Per Erlandsson, Director Corporate Communications

Financial Dynamics 020 7269 7291

Richard Mountain/David Yates

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REGISTERED IN ENGLAND NUMBER 191285

CHAIRMAN'S STATEMENT

A year of continued profitable growth

Last year I concluded my letter to shareholders by saying that now that we have completed the transformation of Rexam into a focused global packaging company, we would need to concentrate on maximising the opportunities we have created. In 2002 we moved the company forward considerably, growing like for like sales, improving profit, reducing costs and advancing market positions. In short, 2002 was a record year.

Group performance

Group sales were £3,160m compared with £3,488m last year, following the sale of a number of businesses. However, sales from ongoing operations improved from £2,944m to £3,027m, a 3% increase. Profit before tax, goodwill amortisation and exceptional items rose by 26% to £274m from £218m, attributable mainly to better pricing, higher volumes and continued improvement in the efficiency of our operations. Earnings per share before goodwill amortisation and exceptional items was up 22% to 44.1p compared with 36.1p last year. As in past years, the Group generated strong free cash flow.

Beverage Packaging

Beverage Packaging contributes around 80% of our sales and profit, excluding the current credit for retirement benefits. In 2002, sales in Beverage Packaging increased 3% to £2,375m from £2,306m last year, while operating profit rose 22% to £262m from £214m. This gain came from a combination of the price recovery in beverage cans in the US and efficiency programmes across all our beverage businesses. We also benefited from good volume growth in European beverage cans, especially in Russia, which has continued to grow strongly albeit from a relatively low base.

Our European glass container operations had to contend with another year of testing market conditions brought on by overcapacity in Central Europe but turned in a better performance owing to favourable changes in product mix and reduced costs. The acquisition of two German glass container businesses at the end of 2002 and the start of 2003 has boosted our position in the German market. We have identified cost saving synergies of up to £6m to the end of 2004 and, with improving market conditions, anticipate further benefits.

At the start of January 2003, the German government introduced a deposit system on all one way containers for carbonated soft drinks, beer and water. The inconvenience caused by a lack of infrastructure for recovery and recycling has affected short term sales of beverage cans and to a lesser extent one way glass. A nationally agreed recovery and recycling system is to be introduced by October 2003 and, based on our experience from similar situations, we remain confident that the market for one way beverage containers will return to former levels.

Plastic Packaging

Plastic Packaging embraces products for the beauty, healthcare and food packaging markets. Sales increased 2% overall to £652m, compared with last year's £638m and profit improved slightly to £50m from £48m. Much of this gain comes from the smooth and successful integration of the US based Thomaston beauty pumps business acquired at the start of the year and the strong improvement in Plastic Containers.

There were some good performances from individual businesses especially in the European Healthcare Flexibles and Asian Beauty packaging businesses, but these could not fully offset the slowdown in the luxury European make up and dispensing systems markets and a slow recovery in duty free sales.

Focus on Lean Enterprise paying dividends

Under the banner of Lean Enterprise, our persistent and far reaching programme to establish cost efficient structures and improve efficiencies in all our businesses continued. Lean Enterprise, which reports into an executive director, covers a great many aspects of our business from Supply Chain Management to cost saving projects using primarily Six Sigma methodology. Savings of £36m in 2002 clearly demonstrate how well embedded Lean Enterprise is becoming in the culture of our organisation. The introduction of increasingly tougher target setting and regular monitoring can only further improve the situation.

Disposals and acquisitions

During the year we completed the disposal of the non packaging operations, with the sale of Rexam Image Products and our Weatherable Films business.

We also disposed of a number of businesses that were considered not core to Rexam going forward and which we felt might prosper better under other ownership.

The sale of these businesses means that our main disposal programme is now behind us. In the last three years we have sold businesses to the value of £789m, including £53m in deferred consideration. This is close to our original target of £800m set at the time of the acquisition of American National Can (ANC) in 2000. Proceeds from these transactions have been used to pay down debt.

As mentioned earlier, in November 2002 we acquired Nienburger Glas, comprising four separate sites in northern Germany, for £65m. This acquisition, along with that of Lüner Glas in February 2003 for £33m, has given Rexam a strong market position in glass in Germany.

We financed the two acquisitions largely through a placing of 21.57m new ordinary shares in January 2003, which raised £86m before expenses. The placing has given Rexam additional financing flexibility as we continue to build our position in Consumer Packaging.

Pensions – economics and accounting

Rexam operates a number of large funded pension schemes that offer employees defined benefit pensions on retirement. We employ the preferred market value approach to assess the assets and liabilities. The Board believes that the schemes are fundamentally well funded and, viewed over the long term, are unlikely to represent a significant risk to the Group. For a number of years Rexam has enjoyed a cash pension contribution holiday which reflected the substantial surpluses. However, given current investment conditions, we consider it prudent to recommence normal contributions to the majority of Rexam funds.

When it comes to pensions accounting, the anticipated adoption of the new accounting standard FRS17 will have a noticeable impact on our profit and loss account and balance sheet, although I must emphasise that this change is an accounting matter and will cause no change to the economic value of the schemes. In the profit and loss account, the credit to operating profit from the retirement benefit schemes, currently £37m, will be replaced by a new charge or credit within interest. On the balance sheet, there will be significant changes in 2003. Full details can be found in the "Operating and Financial Review".

Changes in the Board

This year's Annual General Meeting sees the retirement from the Board of two people who have played leading roles in the transformation of Rexam - John Warren, my non executive deputy Chairman, and Michael Hartnall, the Finance Director. John has served as a non executive director for three consecutive terms and becomes ineligible for re-election, while Michael has reached retirement age. No praise can be too high for the contributions that these two individuals have made. Their drive, insight and expert knowledge have been a catalyst for change and a source of inspiration to me and the rest of the Board. We wish them all the best for the future.

We are pleased to welcome Graham Chipchase as Finance Director. Graham comes to us from GKN plc, the automotive and aerospace engineering group, where he was Finance Director of its Aerospace Services business. We are in the process of recruiting a new non executive director and hope to make an announcement in the near future.

Dividends continue to improve

For the year 2002, the Board is proposing a final dividend payment of 9.7p per ordinary share. This will mean 16.7p for the year, which is an increase of 5% on last year. Subject to shareholder approval at the 2003 Annual General Meeting, the dividend will be paid on 4 June 2003 to holders of ordinary shares registered on 9 May 2003.

Looking forward

The results for 2002 bear witness to the expertise and professionalism not only of Rexam's management team but of the whole organisation. From my travels around the Group, I recognise that there is a solid understanding of our business and our vision. This common sense of purpose, allied to our focus on Consumer Packaging, will provide the impetus to grow our Group profitably. 2002 turned out well for Rexam but we know that we can strive to do better. 2003 has started as expected and, despite international concerns, we remain quietly confident of another strong performance.

Jeremy Lancaster
Chairman
6 March 2003

OPERATING AND FINANCIAL REVIEW

STRATEGY

During the past three years Rexam has completed its strategic intent to become a focused consumer packaging group. The acquisition of PLM in 1999 and ANC in 2000 has resulted in the Group becoming a world leader in beverage cans and the fourth largest consumer packaging business globally, with annual sales in excess of £3bn. The £0.8bn programme to sell the Group's non packaging and peripheral businesses was completed in 2002. The benefits from this refocusing programme have been significant as discussed in the following sections on "2002 Performance" and "Segmental Analysis".

As to future strategy, firstly Rexam aims to increase further its margins by providing better customer service and improving the efficiency of its operations. Secondly, the Group will consider acting as a consolidator in certain of its existing sectors, always provided that any acquisition must rapidly exceed its cost of capital. Merging the European beverage can businesses of PLM and ANC has proven to be a very successful strategy for Rexam. Rexam intends to act as a consolidator in the European glass market, which remains rather fragmented. Accordingly, in recent months the Group has been active in acquiring companies in the German glass industry and used a share placing to partly finance those transactions. Nienburger Glas and Lüner Glas were purchased respectively in November 2002 and February 2003 for an attractive investment cost of £98m, plus pension liabilities assumed, to give Rexam a 28% market share in Germany. Details of these operations are discussed later in this Review. Rexam will continue to look for similar value enhancing opportunities in all its business sectors.

BUSINESS AND CHARACTERISTICS

Rexam's principal business is Consumer Packaging, which has the following business and financial characteristics:

Sales

The long term growth rate of sales for the Group and the consumer packaging industry is typically 3% to 5% per annum. Most of Rexam's consumer packaging is sold into the beverage, beauty, healthcare and food markets, which are largely non-cyclical. Substitution of packaging products tends to occur slowly and is not perceived to be a significant business risk in the short to medium term.

Customers and capacity

The majority of Rexam's sales are made to large international consumer products companies who are growing their businesses on a global basis. They are demanding customers who typically need packaging partners to support their geographic and product expansion programmes. Rexam has responded by offering a broader product range to those customers.

Rexam's principal business is the production of beverage cans and, to a lesser extent, glass containers for the beverage and food industries. These are capital intensive businesses where profit is dependant on the high utilisation of installed capacity. The beverage can industry is well consolidated with only four participants in the United States and three significant participants in Europe. The Group's market share in these territories is about 23% and 43% respectively. Rexam has limited spare capacity in either continent, which has brought stability to its beverage can business during 2002 and this situation is expected to continue in the coming years. Overcapacity is a risk to which many industries are exposed and Rexam is working continually to achieve and maintain high levels of utilisation within its businesses.

Financial

Typical operating margins for the consumer packaging industry are in the range 8% to 11% with a high degree of sustainability. There is no indication that margins will change significantly in the future. Rexam is essentially a converter of raw materials. In most years it has been possible, where necessary, to pass raw material cost increases and decreases to the customer by adjusting selling prices. There is no expectation that this pattern of trading is likely to change, although the rapid rise in raw material and energy costs in 2000 did cause some short term changes to profits.

The Group has had a strong and consistent cash flow as discussed in "Historic Performance" in Appendix A, and this is expected to continue. The strong cash flow has enabled Rexam to pursue its progressive dividend policy.

HISTORIC PERFORMANCE

Highlights of the Group performance over the last five years are shown in Appendix A.

2002 PERFORMANCE

The summary Group profit and loss account is shown below:

2002	Operations £m	Goodwill amortisation £m	Exceptional items £m	Total £m
Sales	**3,160**			**3,160**
Operating profit	**357**	**(68)**	**-**	**289**
Non operating exceptional items	**-**	**-**	**(245)**	**(245)**
Interest	**(83)**	**-**	**-**	**(83)**
Profit/(loss) before tax	**274**	**(68)**	**(245)**	**(39)**
Profit/(loss) after tax	**196**	**(68)**	**(247)**	**(119)**
Earnings per share – basic (p)	**44.1**			**(29.4)**
Earnings per share – diluted (p)	**42.0**			**(29.4)**
Dividends per share (p)				**16.7**
2001				
Sales	3,488			3,488
Operating profit	333	(67)	(102)	164
Non operating exceptional items	-	-	180	180
Interest	(115)	-	-	(115)
Profit before tax	218	(67)	78	229
Profit after tax *	150	(67)	78	161
Earnings per share – basic (p)*	36.1			38.9
Earnings per share – diluted (p)*	34.8			37.4
Dividends per share (p)				15.9

*Restated for FRS19 "Deferred Tax"

There were significant differences between "Exceptional Items" in 2001 and 2002, as described later. The principal variation relates to the sale of businesses, which resulted in profits in 2001 and losses in 2002.

Operations during the year have been robust with profits and earnings up significantly from last year. There was an outstanding performance from Beverage Packaging driven by higher volumes and a better pricing environment. Plastic Packaging made some progress although sales to the beauty industry were weaker than last year.

There have been two acquisitions and many disposals from Rexam's portfolio in the past year. To assist with the comparison of trading results, the tables below, showing sales and operating profit (before goodwill amortisation and exceptional items), compare the ongoing operations on a consistent basis.

Sales

	£m	
Sales reported 2001	3,488	
Disposals and planned disposals	(544)	
Ongoing operations 2001 reported in 2002	2,944	
Impact of acquisitions	56	
Ongoing operations 2001 pro forma basis	**3,000**	
Currency fluctuations	(49)	
Improvement in sales	76	+3%
Ongoing operations reported 2002	**3,027**	

Sales on a comparable basis were up 3%, excluding currency fluctuations. Sales volumes from Beverage Packaging were satisfactory, driven principally by better volumes in Europe. Although there was a general sales price increase in the US during 2002, aluminium prices decreased and, in accordance with the terms of some of Rexam's contracts, these lower costs were passed on to customers. While this downward movement does not affect profit, it does deflate the reported sales number.

Plastic Packaging did less well. Beauty volumes were down in the duty free airport business, following the impact of 11 September, as were sales to the European luxury goods market.

Operating profit

	£m	
Operating profit 2001	333	
Disposals and planned disposals	(38)	
Ongoing operations 2001 reported in 2002	295	
Impact of acquisitions	8	
Ongoing operations 2001 pro forma basis	**303**	
Currency fluctuations	(4)	
Improvement in operating profit	50	+17%
Ongoing operations reported 2002	**349**	

Analysis of the improvement in operating profit:	
Price changes	49
Cost changes	(46)
Price and cost changes	3
Volume increases	16
Efficiency savings	36
	55
Termination of joint venture	(6)
Retirement benefits and share option schemes	1
	50

"Price and cost changes" represent the net movement of price increases obtained from customers and raw material price changes, less inflationary and other cost increases. In 2001 the net effect of these movements was a charge of £32m, which was typical of Rexam's usual performance. In 2002, for the first time in many years, "Price and cost changes" was a net gain of £3m, as shown above. Much of the improvement came from a recovery of prices in the beverage can market in the United States.

Volume increases principally came from higher demand for beverage cans in Europe and all Sectors contributed to the gains from Six Sigma and other efficiency programmes.

EXCHANGE RATES

The principal exchange rates used in these accounts are:

	2002 Average	2002 Closing	2001 Average	2001 Closing
US dollar	**1.50**	**1.60**	1.44	1.45
Euro	**1.59**	**1.56**	1.61	1.64

Profit and loss account

Movements of foreign exchange rates can have a significant impact upon the translation of Rexam's results into sterling as about 90% of the Group's business is conducted overseas.

The principal currencies that affect Rexam's results are the US dollar, which weakened significantly during the year and the euro, which strengthened somewhat. The economic performance of many Rexam companies, in addition to those in North America, for example Brazil, Turkey, Russia and China, is tied to the US dollar and therefore it has the largest impact on the Group's results.

In terms of translation, currency fluctuations caused sales to be reduced by £49m and operating profit by £4m in 2002 compared with the previous year. As Rexam buys substantial amounts of aluminium denominated in US dollars for its products sold in Europe, there was a gain on these transactions. Also interest payments in US dollars were lower. Overall the impact of currency on profit was negligible.

Looking forward into 2003, the US dollar has continued to weaken and the euro strengthen. Because of the inherent hedge available to the Group from aluminium buying and interest payments, the impact of recent currency movements is not likely to have a material impact on profit in 2003, although sales may well be affected.

Balance sheet

As most of the Group's borrowings are denominated in US dollars and euros, currency movements in 2002 reduced reported borrowings by £15m. However, changes in currency reduced net equity by £39m, as shown in the Statement of Recognised Gains and Losses.

SECTOR PERFORMANCE

Segment analysis

The following analysis is based on operations before goodwill amortisation and exceptional items. All the disposals, businesses for sale and discontinued operations are grouped together.

	Sales £m	Operating profit £m	Return on sales %
2002			
Beverage Packaging	**2,375**	**262**	**11.0**
Plastic Packaging	**652**	**50**	**7.7**
Consumer Packaging	**3,027**	**312**	**10.3**
Retirement benefits	**-**	**37**	
Ongoing operations	**3,027**	**349**	
Disposals and planned disposals	**133**	**8**	
	3,160	**357**	
2001			
Beverage Packaging	2,306	214	9.3
Plastic Packaging	638	48	7.5
Consumer Packaging	2,944	262	8.9
Retirement benefits	-	33	
Ongoing operations	2,944	295	
Disposals and planned disposals	544	38	
	3,488	333	

The improvement in margins to 10.3% for Consumer Packaging in 2002, up from 8.9% in 2001, is a measure of the strong trading conditions experienced by the Group this year and of the cost efficiency programmes.

The following table shows the progress that has been achieved over the last four half years for Consumer Packaging. Profits and margins, in particular, are well up although sales slowed in the second half of 2002 due to adverse movements in exchange rates as the US dollar weakened considerably.

	Sales £m	Operating profit £m	Return on sales %
First half 2001	1,463	121	8.3
Second half 2001	1,481	141	9.5
First half 2002	1,548	154	9.9
Second half 2002	1,479	158	10.7

Beverage Packaging

	2002	2001
Sales	**£2,375m**	£2,306m
Operating profit	**£262m**	£214m
Return on sales	**11.0%**	9.3%

Rexam has consciously adopted a policy of removing excess beverage can capacity from its network of plants, without compromising its ability to satisfy customer needs, rather than chasing volume. The benefits of consolidation are apparent from the figures above.

The most significant feature of these results has been the general price recovery of about 5% in the United States market. Due to the phasing of certain contracts, Rexam has benefited by 4% this year with a further 1% to follow in 2003 on annual sales of about £1bn. Aluminium prices have weakened a little this year and, in accordance with some contracts, the benefits have been passed through to customers by way of lower sales prices. Market volumes in the United States were essentially flat during 2002 with a small decline in the beer market and a little growth in the carbonated soft drinks market.

In Brazil the market grew by about 1% which, in view of the significant devaluation of the local currency, was a good outcome for the year.

The beverage can market in Europe grew at slightly over 5% which is broadly in line with our long term expectations. However, there were marked differences between the performance of the beer market and the carbonated soft drinks market. Beer demand was strong throughout Europe as the can industry continued to benefit from a move from refillable packaging to one way packaging. In contrast, the carbonated soft drinks market, unusually, showed no growth in the year. It was badly affected by the poor weather in many

parts of the continent during the third quarter, which is the most important season for consumption.

Sales in Russia have been exceptionally strong with volumes at the plant near Moscow reaching close to capacity. This plant was opened in 1998, during a period of financial turmoil for the Russian economy and initially lost money. Since 2000, the market for beer has been transformed by a combination of the expansion of Western European brewers' activities in Russia and a high profile promotional campaign for beer in cans supported by Rexam. The growth of this market and commitments from a number of its customers has persuaded Rexam to invest in a third production line, which is due to come on stream for the summer season in 2003. The financial impact of the change in prospects for the Russian business is further discussed in "Exceptional Items" and "Financing Item – Russia" below. Rexam is also expanding with an additional steel line in La Selva, Spain, another region that is experiencing above average growth. The existing lines at La Selva are being converted from aluminium to steel, since currently steel is the lower cost alternative. In total, these investments will cost about £40m over the two years.

Rexam's European glass container business has shown growth in both sales and profit, particularly in the difficult Central European market. Lower energy prices have also had a positive impact on profits. Nienburger Glas was purchased in November 2002 and had minimal effect on the 2002 results, and Lüner Glas has been purchased in February 2003. Together these two acquisitions will increase Rexam's glass operations in Europe by around 50% in the coming year. These purchases are further discussed in "Acquisitions" below.

Plastic Packaging

	2002	2001
Sales	**£652m**	£638m
Operating profit	**£50m**	£48m
Return on sales	**7.7%**	7.5%

There has been some restructuring in Plastic Packaging since the figures for 2001 were reported. A number of peripheral businesses have been sold and the comparative figures have been restated as explained in Note 1 to these accounts, "Basis of Preparation". This restatement reduced previously reported sales by £87m and operating profit by £2m for the year to 31 December

2001. In January 2002 Rexam acquired a beauty pumps business based in the United States for £72m and its results are included for the first time.

The results for Plastic Packaging were a little disappointing. This is mainly attributable to the slow down in demand from customers operating in the high value fragrance and make up industry, due in part to lower sales following the events of 11 September. Undoubtedly there has been a reduction in demand from the travelling public who buy luxury and duty free products in airport lounges. There has been understandable caution from Rexam's customers who supply the luxury sector of the industry, where there has been a degree of destocking and deferral of new launches. This has been most apparent in Europe with sales in other parts of the world largely unaffected. Although destocking was an issue for the industry in 2002, in recent weeks Rexam has seen some recovery in its order book as new products are developed by customers. Confidence is returning but uncertainty in the Middle East may have a negative impact upon air travel, and consequently sales, during the first quarter of the year.

The other Sectors within Plastic Packaging, serving the healthcare and food industries, have reported further progress this year.

RETIREMENT BENEFITS

The net benefit from interest and amortisation of variations to the profit and loss account from using accounting standard SSAP24 "Pensions Costs" is as follows:

	2002 £m	2001 £m
Defined benefit pensions	**52**	52
Retiree healthcare	**(15)**	(19)
	37	33

Rexam operates a number of funded defined benefit pension schemes. These schemes are principally for employees and retirees in the United Kingdom and the United States and are very mature due to substantial numbers of retirees and former employees with vested benefits. The UK scheme has its roots in the paper industry and other businesses that have long since been sold, while the US schemes were mainly acquired with the purchase of ANC in 2000. The

assets owned by these funds had a market value of £2.1bn at the end of December 2002, compared with a market value of the liabilities of £2.3bn.

The Group also operates a number of smaller unfunded pension schemes, principally in Europe, the actuarially assessed liabilities of which were £44m at December 2002.

Finally, the Group, along with most employers in the United States, is responsible for substantial unfunded retiree healthcare benefit schemes. The actuarially assessed value of the liabilities of these schemes at December 2002 was £301m.

While the nature of all these retirement benefit schemes is essentially long term, there are significant short term implications for Rexam as it intends to adopt the new Financial Reporting Standard FRS17 "Retirement Benefits" in 2003.

See Appendix B for a detailed analysis of the economic and accounting issues relating to retirement benefits.

EXCEPTIONAL ITEMS

There were a number of exceptional items during 2002.

	£m
Loss on businesses sold	**(22)**
Capitalised goodwill written off	**(2)**
	(24)
Goodwill previously eliminated	**(184)**
Taxation	**(2)**
Disposal of businesses	**(210)**
Loss on disposal of fixed assets	**(2)**
Financing item - Russia	**(35)**
Total exceptional items	**(247)**

Disposal of businesses

Proceeds from disposals in the year were £56m. During the year the remaining parts of the former Coated Films and Papers Sector were sold. A number of smaller peripheral packaging businesses have also been divested. The loss on tangible assets and capitalised goodwill on these disposals was £24m. In addition, it has been necessary, in accordance with UK accounting practice, to write off £184m of goodwill previously eliminated. As already announced, £161m of this goodwill (adjusted for currency fluctuations) related to the Coated Films and Papers Sector. The write off of eliminated goodwill has no impact on Group equity or cash flow.

Other

In net terms there were no exceptional trading items charged in 2002. However, Plastic Packaging recorded restructuring charges, offset by an equivalent gain of £9m, in respect of the recovery of a previously written off debtor, in Beverage Packaging.

Financing item – Russia

See Appendix C for a detailed explanation of this item.

INTEREST

Interest charged in the year was £83m, which was a substantial reduction from 2001 when the charge was £115m. This results from lower borrowings, following the success of the disposal programme, and lower short term interest rates. Currently around 58% of net borrowings are at fixed rates and 42% at floating rates. The average interest rate during the year was 5.8%.

Interest cover improved sharply to 4.3 times operating profit (before goodwill amortisation and exceptional items) and is now within the Group's long term parameters, which is to maintain interest cover above 4 times.

TAX

The tax charge for the year was £78m (28.5%) on profit before goodwill amortisation and exceptional items (2001: £68m (31%)). It is currently anticipated that the percentage charge will be similar in 2003. However in later years it is likely to rise in line with overall global tax rates.

Tax payments in the year were unusually low, reduced by repayments of £22m received following settlement of prior year tax assessments. It is expected that the cash tax paid will be about 85 to 90% of the profit and loss account charge for a number of years.

The Group has adopted the new Financial Reporting Standard FRS19 'Deferred Tax' in preparing the Accounts as described in Note 1 to the Accounts. Overall, the impact of FRS19 on the 2001 reported profit after tax is not significant. However the restatement of the balance sheet increased net assets by £52m at 31 December 2001.

EARNINGS PER SHARE

The earnings per share for the Group was negative at 29.4p per share (2001:positive 38.9p). While accurate, this figure gives little meaning to the underlying performance of the Consumer Packaging business, mainly because of the exceptional profits and losses arising from the sale of businesses in the two years. In 2001 there were exceptional profits of £78m, the largest item being a profit on the sale of MiTek. However, in 2002 the losses on the sale of businesses, principally the remainder of the Coated Films and Papers Sector, and other items resulted in an exceptional loss of £247m.

The growth in earnings per share, before goodwill amortisation and exceptional items, has been strong, up from 36.1p in 2001 to 44.1p in 2002, an increase of 22%.

Another useful measure is to view the earnings per share, not only before goodwill amortisation and exceptional items, but also before the retirement benefit credit. As discussed in "Retirement Benefits", the credit of £37m (2001: £33m) will not be available in future years. The earnings per share in respect of the operations before retirement benefit credit, as shown in column 1 in the profit and loss account, was 38.1p per share (2001: 30.3p), an increase of 26%. The directors believe this gives a better comparison of the business performance.

DIVIDEND AND DIVIDEND POLICY

This year the Board is recommending a final dividend of 9.7p per share bringing the total dividend for the year to 16.7p per share, an improvement of 5%. This is in line with Rexam's ongoing policy to increase the dividend payout by about 5% per annum on the assumption that the financial resources are available and that earnings growth continues as expected.

DISPOSALS

When ANC was acquired for £1.5bn in 2000, Rexam undertook to sell all non core businesses and to realise £0.8bn in order to pay down borrowings raised to finance the acquisition. This programme is now complete and proceeds are very close to original expectations at £789m, as detailed below. The total proceeds include £53m of deferred consideration (net of costs), which will be collected over the next seven years, with a substantial proportion being within four years.

	£m
2000	163
2001	517
2002	56
Total consideration received to 31 December 2002	736
Future proceeds	53
	789

The remainder of the Coated Films and Papers Sector has been sold. Other disposals completed in 2002 include: Rexam Combibloc, the liquid cartons joint venture; Rexam Containers and Rexam Dumex, closures and containers businesses; High Performance Flexibles and Metallising Australia, flexible packaging businesses; and the Danish blow moulding businesses.

ACQUISITIONS

Expenditure on acquisitions for the year totalled £177m as set out below:

	£m
US beauty pumps, acquired January 2002	72
Nienburger Glas, acquired November 2002*	58
Minority interest in Rexam Glass Poland	6
Other	6
	142
Financing item – Russia (Appendix C)	35
	177

* Additional consideration of £7m payable in 2003

The US beauty pumps business has performed well under Rexam's ownership. Profits were in line with expectations when the business was bought and in spite of a difficult trading environment for luxury products, it exceeded its cost of capital in year one.

Nienburger Glas has four plants in Germany and the business will be merged with Rexam's existing glass business and that of Lüner Glas, purchased in February 2003. The cost of these two acquisitions will be about £98m plus £11m for pension liabilities assumed. In January 2003 Rexam issued 21.57m shares raising £86m, before expenses, to partly finance these two purchases.

These acquisitions have been made at attractive prices, giving a multiple of less than 3.7 times EBITDA (earnings before interest, tax, depreciation and amortisation), which should enable these investments to exceed their cost of capital in year one. Rexam now has an approximate 28% share of the German glass market and intends, where possible, to rationalise its capacity with the North European market. Synergies are expected to be about £6m during the first two years of ownership.

CASH FLOW

2002 was another strong year with free cash flow of £177m (2001: £200m). The cash flow in 2001 was rather exceptional and benefited from a one time reduction in working capital, following the purchase of ANC, and from a securitisation of debtors. This year the increase in cash flow from operations

derives from improved profits, lower interest and exceptionally low tax payments (see "Taxation"). In summary, it was a very satisfactory year.

	2002 £m	2001 £m
Cash flow from operations*	**354**	265
Change in working capital	**(7)**	80
Securitisation of debtors	**(6)**	21
Capital expenditure (net)	**(164)**	(166)
Free cash flow	**177**	200
Equity dividends	**(70)**	(60)
Business cash flow	**107**	140
Acquisitions**	**(177)**	(55)
Disposals	**56**	517
Cash flow	**(14)**	602
Currency fluctuations	**15**	(19)
Share capital changes	**12**	116
Amortisation of financing fees	**(7)**	-
Net borrowings at beginning of the year	**(1,361)**	(2,060)
Net borrowings at end of the year	**(1,355)**	(1,361)

* Including tax, interest and non equity dividends

** See "Acquisitions" above

Rexam has produced, on a full year basis, strong free cash flow for many years and expects this situation to continue in the foreseeable future.

CAPITAL EXPENDITURE

Capital expenditure for the year was £173m or £164m after asset disposals. On a gross basis this is an investment rate of 117% of depreciation. Spending was a little higher than in recent years following the decisions taken to invest to in new beverage can lines in Russia and Spain to meet rising demand, and to convert the La Selva plant in Spain to steel to reduce production costs. As these projects will not be completed until mid 2003 capital expenditure is expected to be higher in 2003.

	2002	2001	2000
Capital expenditure (£m)	**173**	180	161
Depreciation (£m)	**148**	164	145
Ratio (times)	**1.17**	1.10	1.11

Since a number of businesses were sold in recent years the figures are not strictly comparable. Over the longer term, Rexam usually expects to invest in capital expenditure at the rate of about 1.10 times depreciation.

BALANCE SHEET AND BORROWINGS

	2002 £m	2001* £m
Intangible fixed assets	**1,154**	1,196
Other net assets	**1,178**	1,203
	2,332	2,399
Equity including minority interests	**977**	1,038
Net borrowings	**1,355**	1,361
	2,332	2,399
Gearing	**139%**	131%
Interest cover (times)**	**4.3**	2.9

* Restated for FRS 19 "Deferred Tax"
** Before goodwill amortisation and exceptional items

Rexam's financing structure changed radically in 2002. The US$ 1.6bn bank facility ("Tranche A"), set up when the Group acquired ANC, was fully repaid. Rexam made its first issues of notes under its Global Medium Term Note ("MTN") programme as follows:

- €550m Notes with a coupon of 6.625% repayable in March 2007.
- £250m Notes with a coupon of 7.125% repayable in March 2009 – increased by a further £120m in February 2003.

The MTN programme materially lengthened the maturity profile of the Group's borrowings and facilities.

The other main financing source for the Group is the €1.7bn syndicated bank facility, due in April 2005. This is the remainder of the €2bn facility taken on at the time of the ANC acquisition which was reduced by €0.3bn in January 2003. Maturity of the Group's borrowings is now spread out over the years 2005, 2007 and 2009.

The overall shape of the balance sheet has not changed significantly in the past year. Borrowings decreased during the second half of the year from the high point reached in June. This is the usual trading pattern, with working capital building up in the first half of the year to meet the requirement for the important summer season and then reducing in the second half of the year.

Strong cash flow and proceeds from disposals have enabled the Group to fund the acquisition programme without increasing borrowing levels. Although the disposal programme is complete, Rexam has still to receive £53m of deferred consideration.

Borrowings have reduced in January and February 2003 following the proceeds from the equity placement offset by the acquisition cost of Lüner Glas. After adjusting for these items, the net borrowings would be:

	£m
Net borrowings at 31 December 2002	1,355
Equity placement (after expenses) in January 2003	(84)
Lüner Glas acquired in February 2003	33
Adjusted net borrowings	1,304

SUMMARY

Rexam has had an excellent year evidenced by a strong performance from the Beverage Can operations and by the restructuring of the Group's borrowing facilities.

Rolf Börjesson
Chief Executive

Michael Hartnall
Finance Director

6 March 2003

APPENDIX A

HISTORIC PERFORMANCE

The following table shows the Group's historic performance before goodwill amortisation and exceptional items.

	2002	2001	2000	1999	1998
Sales (£m)	**3,160**	3,488	2,784	2,389	1,923
Operating profit*(£m)	**357**	333	278	236	195
Profit before tax*(£m)	**274**	218	202	196	186
Basic earnings per share*(p)	**44.1**	36.1†	33.9	32.2	25.1

* Before goodwill amortisation and exceptional items
† Restated for FRS 19 "Deferred Tax"

Much of the increased profitability has resulted from acquisitions, principally PLM and ANC, and from efficiency programmes that have been implemented throughout the Sectors. Over the past five years the Group has achieved strong cash flows and has returned substantial funds to shareholders by way of dividends and, in 1998, by a £255m return of capital.

	Free cash flow £m	Ordinary dividends £m		Business cash flow* £m	Dividends per share pence	
1998	92	(64)	**	28	14.1	**
1999	110	(56)	**	54	14.8	
2000	105	(59)		46	15.1	
2001	200	(60)		140	15.9	
2002	**177**	**(70)**		**107**	**16.7**	
	684	(309)		375		

* Before acquisitions and disposals
** Adjusted for delayed dividend payments

APPENDIX B

RETIREMENT BENEFITS

Economics

Funded defined benefit pension schemes

Historically these schemes were valued by their actuaries on a "smoothed" basis using the long term discounted value of dividend income as the principal valuation technique. Therefore, short term movements in the market value of the assets and liabilities had relatively little impact on the Group's Accounts. Since 2000, when the Rexam UK schemes last received formal triennial valuations, the "market value" method has been used to assess the assets and liabilities of the schemes rather than the smoothed method. Market value is now the preferred approach recommended by the actuarial and accounting professions, albeit that this method can, and will, produce volatile results in the short term.

The table below shows recent valuations for all of the Group's funded defined benefit pension schemes valued on the market value method.

	Triennial valuation 2000 £m	2001 £m	2002 £m
Assets	2,759	2,442	2,093
Liabilities	(2,243)	(2,341)	(2,286)
Surplus/(deficit)	516	101	(193)

The Board is conscious of the risks involved in managing these long term schemes, and in co-operation with UK Trustees and the US Pensions and Benefits Committee, the overall asset allocation has been modified. At December 2002, equities and property represented 41% of the funds while the remaining 59% was made up of bonds and cash. This allocation is driven by the maturity of the schemes, which have less than 10% of the membership in active service.

Bearing in mind the recent volatility in equity markets, these are reasonably funded schemes, and when viewed from a long term prospective do not represent a significant funding risk to the Group. Nonetheless, the deficit of £193m, or 8% of the schemes' liabilities based upon market values, is unwelcome. However, it does not compromise the ability to pay benefits when they fall due.

For a number of years the Group has been enjoying a partial cash pension contribution holiday reflecting the benefit of sizeable surpluses then existing. However, given current investment conditions, the Board considers it prudent to recommence payment of contributions to most of its funds. The cash position is set out below:

	2001 £m	2002 £m	2003 estimate £m
Regular or service cost of providing pensions	24	22	24
Cash contributions to the funds	(7)	(5)	(22)
Pension contribution "holiday"	17	17	2

Unfunded defined benefit pension schemes

In common with most companies operating in Europe, Rexam is responsible for a number of unfunded defined benefit pension schemes and promises.

The liabilities have increased as a result of the acquisitions in 2002 as follows:

	2001 £m	2002 £m
Liabilities – existing businesses	31	33
Liabilities – acquisitions	-	11
Total liabilities	31	44

The annual cash payments to pensioners are expected to be about £3m in 2003 compared with a service cost of £1m.

Unfunded retiree healthcare benefit schemes

The Group provides, on an unfunded basis, healthcare benefits to employees in the United States at retirement. Following the acquisition of ANC in 2000, Rexam also became responsible for the healthcare benefits of about 8,000 former employees of that company. The actuarially assessed value of the long term liabilities for all employees is set out below.

	Triennial valuation 2000	2001	2002
Liabilities (£m)	270	253	301

The amount of the liabilities decreased in 2001 following benefit changes to the schemes that were implemented following the acquisition of ANC. Although benefit entitlements have not changed materially since then, the actuarially assessed value of the liabilities has increased at the end of 2002 for two reasons. Firstly, the reduction of long term interest rates has increased the notional value of those liabilities. Secondly, concerns about medical cost inflation in the United States suggest that the long term cost of providing healthcare benefits is likely to increase.

The Group is currently examining how best these long term liabilities can be managed to ensure that no further unwelcome increases occur in the future.

The regular cost and cash flows connected with retiree healthcare benefit schemes are as follows:

	2001 £m	2002 £m	2003 estimate £m
Regular or service cost of providing benefits	2	3	3
Benefit payments	(23)	(23)	(25)

Accounting - 2002

For many years Rexam has used accounting standard SSAP 24 for reporting the impact of retirement benefits in its Accounts. 2002 will be the last year on which this standard will be used by Rexam. In 2003 Rexam intends to adopt Financial Reporting Standard FRS17, which will have a significant effect on both the profit and loss account and on the balance sheet.

Using SSAP 24, the regular cost (the consistent ongoing cost of providing retirement benefits arising as a result of the actuarial method used) is charged to the relevant business segments as a normal operating cost. The notional interest on retirement benefit assets and liabilities is credited or charged to operating profit together with the amortisation of any surpluses and deficits over the service lives of current employees. The net credit from interest and amortisation of variations for 2002 was £37m (2001: £33m). The basis for these calculations is derived from the last formal valuations undertaken in 2000.

For the last two years the net credit has been shown as a separate item in the Segmental Analysis. This method of presentation was used to assist readers of the Accounts by ensuring that the performance of the packaging operations was not unduly flattered by the credit arising on the Group's pension funds.

In presenting the 2002 Accounts the directors have chosen to show the retirement benefits credit in a separate column on the face of the profit and loss account. The Board believes that this form of presentation will assist shareholders and other readers in appreciating the real performance of the Consumer Packaging operations unsullied by the complexities of accounting for the retirement benefit schemes.

The following table shows the impact of the accounting changes on the profit and loss account for 2002 as presented under the present accounting standard, SSAP 24 and under the new standard, FRS17.

	2002 under SSAP24			2002 under FRS17		
	Operations £m	Retirement benefits £m	Total £m	Operations £m	Retirement benefits £m	Total £m
Operating profit	320	37	357	320	-	320
Interest	(83)	-	(83)	(83)	(9)	(92)
Profit before tax	237	37	274	237	(9)	228

Accounting - 2003

It is the Board's current intention to adopt FRS17 in 2003, although the Accounting Standards Board has granted some flexibility concerning its implementation having regard for its probable replacement by International Accounting Standard, IAS19 in 2005.

The Rexam profit and loss account will change in two ways when FRS17 is adopted. The credit to operating profit will disappear, to be replaced by a new charge or credit to interest. Rexam's actuaries calculate, based upon market values of the assets and liabilities of the various schemes at 31 December 2002, that the interest charge for 2003 under FRS17 will be £32m. This compares with a FRS17 charge of £9m for 2002. The increase of £23m between 2002 and 2003 is essentially due to weak global equity markets, which reduced the value of the assets, and the reduction of interest rates, which increased the value of the liabilities. Going forward shareholders may expect significant year on year volatility in this annual charge or credit.

There will also be significant changes to the balance sheet in 2003 when FRS17 is adopted. The impact of retirement benefits, net of deferred tax, will result in a reduction of Group equity of £424m as shown below. This will be reflected as a prior year adjustment in the 2003 Accounts.

	2002 reported £m	Restatement for FRS17 £m	2002 restated £m
Funded defined benefit pensions	370	(563)	(193)
Unfunded defined benefit pensions	(47)	3	(44)
Unfunded retiree healthcare	(242)	(59)	(301)
	81	(619)	(538)
Attributable deferred tax	(26)	195	169
Impact on group equity	55	(424)	(369)

APPENDIX C

FINANCING ITEM - RUSSIA

The recent success of the beverage can plant in Russia has required Rexam to settle a financing item with the bank syndicates that provided the original loan funding.

PLM, acquired by Rexam in 1999, opened a two line beverage can plant near Moscow in the autumn of 1998 following substantial growth in the Russian market in the 1990's. The demand had previously been satisfied by imports from Western Europe. The original investment in the Russian venture was about US$145m. It was financed by a consortium of equity investors through a separate Swedish holding company, with PLM holding 52%, and by two bank syndicates providing a total of US$80m of secured loans to the Russian plant in a highly structured financing package.

Around the time of the plant opening there was a major devaluation of the rouble and the Russian economy suffered a sharp decline. In 1999 and 2000 the new plant operated at only a fraction of capacity and sustained sizeable losses. The business faced the risk of insolvency and there was an urgent need for it to be refinanced. The Swedish company holding the investment in Russia was compulsorily wound up pursuant to Swedish law with the effect that all the original equity investments were lost. Rexam reinvested in the business and became the 100% equity holder. The bank loans were purchased by Rexam in 2000 at a discount with an additional payment being due to the banks should the value of the business improve sharply in the future. In the 2000 Annual Accounts, the £26m arising from the initial settlement with the bank syndicates was credited to goodwill, representing an adjustment to the fair value of liabilities acquired with PLM.

Trading in Russia showed a modest improvement in 2001 and the business returned to profit. In the 2001 Annual Accounts the potential payments were disclosed as a contingent liability. However, in 2002, as discussed above, the whole outlook for the business dramatically improved. Under the terms of the agreement the amount due was not payable until 2005 or later but Rexam had the right to make an early settlement. As the eventual cost of settlement escalated with time, Rexam opted to settle this liability for £35m in September 2002. Under UK accounting practice it is not possible to charge this settlement to goodwill and it is therefore being taken as an exceptional financing item. Due to its financial nature it has been shown after operating profit.

Overall, it is very satisfying that the Russian venture has made an excellent recovery and that it is now well positioned for this fast growing market.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2002

	Operations before retirement benefits credit £m	Retirement benefits credit £m	Operations after retirement benefits credit £m	Goodwill amortisation £m	Exceptional items (Note 3) £m	Total £m
Turnover (Note 2)						
Continuing operations	**3,072**	-	**3,072**	-	-	**3,072**
Discontinued operations	**88**	-	**88**	-	-	**88**
	3,160	-	**3,160**	-	-	**3,160**
Turnover of associates	**(74)**	-	**(74)**	-	-	**(74)**
	3,086	-	**3,086**	-	-	**3,086**
Operating expenses						
Continuing operations	**(2,682)**	**37**	**(2,645)**	**(68)**	-	**(2,713)**
Discontinued operations	**(84)**	-	**(84)**	-	-	**(84)**
	(2,766)	**37**	**(2,729)**	**(68)**	-	**(2,797)**
Operating profit (Note 2)						
Continuing operations	**318**	**37**	**355**	**(68)**	-	**287**
Discontinued operations	**2**	-	**2**	-	-	**2**
	320	**37**	**357**	**(68)**	-	**289**
Loss on fixed assets	-	-	-	-	**(2)**	**(2)**
Disposals of businesses	-	-	-	-	**(208)**	**(208)**
Profit on ordinary activities before interest	**320**	**37**	**357**	**(68)**	**(210)**	**79**
Interest	**(83)**	-	**(83)**	-	-	**(83)**
Financing item	-	-	-	-	**(35)**	**(35)**
Profit/(loss) on ordinary activities before tax	**237**	**37**	**274**	**(68)**	**(245)**	**(39)**
Tax on ordinary activities	**(67)**	**(11)**	**(78)**	-	**(2)**	**(80)**
Profit/(loss) on ordinary activities after tax	**170**	**26**	**196**	**(68)**	**(247)**	**(119)**
Equity minority interests						**(2)**
Loss for the financial year						**(121)**
Preference dividend on non equity shares						**(5)**
Loss attributable to ordinary shareholders						**(126)**
Ordinary dividends on equity shares (Note 4)						**(74)**
Retained loss for the financial year						**(200)**
Earnings/(loss) per ordinary share (pence) (Note 5)						
Basic	**38.1**		**44.1**			**(29.4)**
Diluted	**36.4**		**42.0**			**(29.4)**
Dividends per ordinary share (pence) (Note 4)						**16.7**

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2001 restated

	Operations before retirement benefits credit £m	Retirement benefits credit £m	Operations after retirement benefits credit £m	Goodwill amortisation £m	Exceptional items (Note 3) £m	Total £m
Turnover (Note 2)						
Continuing operations	3,113	-	3,113	-	-	3,113
Discontinued operations	375	-	375	-	-	375
	3,488	-	3,488	-	-	3,488
Turnover of associates	(101)	-	(101)	-	-	(101)
	3,387	-	3,387	-	-	3,387
Operating expenses						
Continuing operations	(2,734)	33	(2,701)	(66)	(35)	(2,802)
Discontinued operations	(353)	-	(353)	(1)	(67)	(421)
	(3,087)	33	(3,054)	(67)	(102)	(3,223)
Operating profit (Note 2)						
Continuing operations	279	33	312	(66)	(35)	211
Discontinued operations	21	-	21	(1)	(67)	(47)
	300	33	333	(67)	(102)	164
Disposals of businesses	-	-	-	-	180	180
Profit on ordinary activities before interest	300	33	333	(67)	78	344
Interest	(115)	-	(115)	-	-	(115)
Profit on ordinary activities before tax	185	33	218	(67)	78	229
Tax on ordinary activities	(58)	(10)	(68)	-	-	(68)
Profit on ordinary activities after tax	127	23	150	(67)	78	161
Equity minority interests						(3)
Profit for the financial year						158
Preference dividend on non equity shares						(5)
Profit attributable to ordinary shareholders						153
Ordinary dividends on equity shares (Note 4)						(65)
Retained profit for the financial year						88
Earnings per ordinary share (pence) (Note 5)						
Basic	30.3		36.1			38.9
Diluted	29.4		34.8			37.4
Dividends per ordinary share (pence) (Note 4)						15.9

CONSOLIDATED BALANCE SHEET
As at 31 December

	2002 £m	2001 restated £m
Fixed assets:		
Intangible assets	**1,154**	1,196
Tangible assets	**1,122**	1,118
Investments	**73**	76
	2,349	2,390
Current assets:		
Properties surplus to requirements	**5**	9
Stocks	**315**	333
Debtors receivable within one year	**387**	472
Less: proceeds from securitised debtors	**(13)**	(21)
	374	451
Pensions receivable after more than one year	**385**	365
Other debtors receivable after more than one year	**160**	176
Marketable securities and money market deposits	**20**	23
Cash at bank and in hand	**54**	56
	1,313	1,413
Creditors: amounts falling due within one year:		
Borrowings	**(100)**	(697)
Other creditors	**(649)**	(734)
Net current assets/(liabilities)	**564**	(18)
Total assets less current liabilities	**2,913**	2,372
Creditors: amounts falling due after more than one year:		
Borrowings	**(1,329)**	(743)
Other creditors	**(98)**	(79)
Provisions for liabilities and charges	**(509)**	(512)
	977	1,038
Capital and reserves:		
Ordinary equity share capital	**280**	277
Non equity share capital	**89**	89
Called up share capital	**369**	366
Equity reserves:		
Share premium account	**500**	490
Capital redemption reserve	**279**	279
Profit and loss reserve	**(180)**	(122)
	968	1,013
Equity minority interests	**9**	25
	977	1,038

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December

	2002 £m	2001 £m
Cash flow from operating activities	**451**	528
Returns on investments and servicing of finance:		
Interest received	**22**	20
Interest paid	**(86)**	(139)
Financing item	**(35)**	-
Dividends paid to non equity shareholders	**(5)**	(5)
	(104)	(124)
Tax paid	**(28)**	(38)
Capital expenditure and financial investment:		
Purchase of tangible fixed assets	**(173)**	(180)
Purchase of fixed asset investments	**(14)**	(4)
Sale of tangible fixed assets	**4**	12
Sale of fixed asset investments	**-**	1
Sale of properties surplus to requirements	**5**	2
Sale of businesses acquired for resale	**-**	13
	(178)	(156)
Acquisitions and disposals:		
Purchase of subsidiary undertakings	**(110)**	(37)
Sale of subsidiary undertakings	**45**	458
Loan to associate	**(1)**	-
Sale of associates	**-**	33
	(66)	454
Equity dividends paid to ordinary shareholders	**(70)**	(60)
Cash flow before management of liquid resources and financing	**5**	604
Management of liquid resources:		
Marketable securities and money market deposits	**2**	(2)
Financing:		
Issue of ordinary share capital	**12**	116
Issue of medium term notes	**583**	-
Repayment of loans	**(639)**	(741)
Capital element of finance leases	**-**	(10)
	(44)	(635)
Decrease in cash	**(37)**	(33)

RECONCILIATION OF OPERATING PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES
For the year ended 31 December

	2002 Continuing operations £m	2002 Discontinued operations £m	2002 Total £m	2001 Continuing operations restated £m	2001 Discontinued operations restated £m	2001 Total restated £m
Operating profit	**287**	**2**	**289**	211	(47)	164
Depreciation	**144**	**4**	**148**	142	22	164
Impairment of fixed assets	**1**	**-**	**1**	10	63	73
Fixed assets written off	**1**	**-**	**1**	1	-	1
Goodwill amortisation	**68**	**-**	**68**	66	1	67
Movement in provisions	**(6)**	**-**	**(6)**	-	-	-
Non cash element of retirement benefits	**(41)**	**-**	**(41)**	(36)	2	(34)
Non cash element of incentive schemes	**10**	**-**	**10**	-	-	-
Stocks	**5**	**1**	**6**	(6)	14	8
Debtors	**74**	**-**	**74**	15	2	17
Movement in securitised debtors	**(6)**	**-**	**(6)**	21	-	21
Creditors	**(80)**	**(7)**	**(87)**	68	(13)	55
Movement in working capital	**(7)**	**(6)**	**(13)**	98	3	101
Share of profits less losses	**(6)**	**-**	**(6)**	(10)	-	(10)
Dividends received	**-**	**-**	**-**	2	-	2
Associates	**(6)**	**-**	**(6)**	(8)	-	(8)
Cash flow from operating activities	**451**	**-**	**451**	484	44	528

ANALYSIS OF CHANGES IN NET BORROWINGS
For the year ended 31 December

	2002 £m	2001 £m
At 1 January	**(1,361)**	(2,060)
Currency fluctuations	**15**	(19)
Decrease in cash	**(37)**	(33)
Movement in liquid resources	**(2)**	2
Movement in financing excluding share capital changes	**56**	751
Net borrowings acquired/disposed	**(19)**	(2)
Amortisation of financing fees	**(7)**	-
At 31 December	**(1,355)**	(1,361)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 December

	2002 £m	2001 restated £m
(Loss)/profit for the financial year	**(121)**	158
Currency fluctuations:		
Intangible fixed assets	**(33)**	(9)
Tangible fixed assets	**(21)**	5
Net borrowings	**15**	(19)
Other net assets	**-**	2
	(39)	(21)
Current tax on currency fluctuations	**(3)**	3
	(42)	(18)
Total recognised gains and losses for the financial year	**(163)**	140
Prior year adjustment (see Note 1)	**52**	
Total gains and losses recognised since last Annual Report	**(111)**	

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
For the year ended 31 December

	2002 £m	2001 restated £m
At 1 January as originally reported	**961**	661
Prior year adjustment (see Note 1)	**52**	49
At 1 January as restated	**1,013**	710
(Loss)/profit for the financial year	**(121)**	158
Dividends	**(79)**	(70)
Retained (loss)/profit for the financial year	**(200)**	88
Currency fluctuations (net of tax)	**(42)**	(18)
Issue of ordinary share capital under placing	**-**	107
Issue of ordinary share capital under share option schemes	**13**	8
Goodwill from reserves written off on business disposals	**184**	118
At 31 December	**968**	1,013

NOTES

1 Basis of preparation

The Accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

In preparing the Accounts, the following restatements have been made to the corresponding amounts:

- a The Accounts have been restated to reflect the discontinuance of Image Products, Combibloc, High Performance Flexibles and Metallising Australia.
- b The segmental analysis and exceptional items have been restated to reflect the movement into "Disposals and businesses for sale" of Containers Portsmouth, Closures Mexico, Holmia and Langeskov from Plastic Packaging.

FRS19 "Deferred Tax" has been adopted for the first time in these Accounts. FRS19 requires full provision, subject to certain exceptions, for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the Accounts and their recognition for tax purposes. Previously, SSAP 15 "Accounting for deferred tax" required recognition of deferred tax assets and liabilities to the extent it was probable that timing differences would reverse in the foreseeable future. This change in accounting policy has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. The effect of these restatements on the Group was to reduce profit after tax for 2002 by £10m (2001: £2m) and increase net assets at 31 December 2001 by £52m. In applying FRS19, deferred tax has not been calculated on a discounted basis. FRS19 has no impact on cash flows.

The consolidated profit and loss account and consolidated cash flow statement for the year ended 31 December 2002 and the consolidated balance sheet at 31 December 2002 do not constitute statutory accounts as defined by section 240 of the Companies Act 1985. They are extracted from the full statutory accounts for the year ended 31 December 2002 which have been approved by a duly constituted Committee of the Board of Directors on 6 March 2003, but which have not been delivered to the Registrar of Companies. The report of the auditors on those accounts is unqualified and does not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

2 Segmental analysis

In the following segmental analysis, return on sales is based upon operating profit before goodwill amortisation and exceptional items divided by turnover. Net assets comprise total assets less current liabilities, creditors falling due after more than one year and provisions for liabilities and charges, excluding net borrowings.

NOTES (continued)

2 Segmental analysis (continued)

Segment analysis

2002	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
Beverage Packaging	**2,375**	**262**	**209**	**11.0**	**908**	**1,964**
Plastic Packaging	**652**	**50**	**35**	**7.7**	**339**	**437**
Consumer Packaging	**3,027**	**312**	**244**	**10.3**	**1,247**	**2,401**
Retirement benefits	**-**	**37**	**37**	**-**	**68**	**68**
Taxation and dividends	**-**	**-**	**-**	**-**	**(142)**	**(142)**
Ongoing operations	**3,027**	**349**	**281**	**11.5**	**1,173**	**2,327**
Disposals and businesses for sale	**45**	**6**	**6**	**13.3**	**5**	**5**
Continuing operations	**3,072**	**355**	**287**	**11.6**	**1,178**	**2,332**
Discontinued operations	**88**	**2**	**2**	**2.3**	**-**	**-**
	3,160	**357**	**289**	**11.3**	**1,178**	**2,332**

2001 - restated						
Beverage Packaging	2,306	214	133	9.3	795	1,933
Plastic Packaging	638	48	28	7.5	335	391
Consumer Packaging	2,944	262	161	8.9	1,130	2,324
Retirement benefits	-	33	33	-	35	35
Taxation and dividends	-	-	-	-	(62)	(62)
Ongoing operations	2,944	295	194	10.0	1,103	2,297
Disposals and businesses for sale	169	17	17	10.1	22	24
Continuing operations	3,113	312	211	10.0	1,125	2,321
Discontinued operations	375	21	(47)	5.6	78	78
	3,488	333	164	9.5	1,203	2,399

The interest and amortisation of variations with respect to the retirement benefits credit included in operating profit have not been allocated to business segments because the directors consider it more meaningful to show them separately. Had they been allocated, the allocation would have been based on net assets before goodwill and would have resulted in the following allocations: Beverage Packaging £27m (2001: £23m) and Plastic Packaging £10m (2001: £10m).

NOTES (continued)

2 Segmental analysis (continued)

Geographic analysis

2002	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
United Kingdom and Ireland	**399**	**42**	**29**	**10.5**	**190**	**410**
Continental Europe	**1,159**	**127**	**100**	**11.0**	**590**	**994**
The Americas	**1,400**	**138**	**116**	**9.9**	**393**	**880**
Rest of the world	**114**	**11**	**5**	**9.6**	**79**	**122**
	3,072	**318**	**250**	**10.4**	**1,252**	**2,406**
Retirement benefits	**-**	**37**	**37**	**-**	**68**	**68**
Taxation and dividends	**-**	**-**	**-**	**-**	**(142)**	**(142)**
Continuing operations	**3,072**	**355**	**287**	**11.6**	**1,178**	**2,332**
Discontinued operations	**88**	**2**	**2**	**2.3**	**-**	**-**
	3,160	**357**	**289**	**11.3**	**1,178**	**2,332**

2001 - restated	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
United Kingdom and Ireland	459	49	20	10.7	180	410
Continental Europe	1,086	120	84	11.0	510	915
The Americas	1,427	102	69	7.1	382	895
Rest of the world	141	8	5	5.7	80	128
	3,113	279	178	9.0	1,152	2,348
Retirement benefits	-	33	33	-	35	35
Taxation and dividends	-	-	-	-	(62)	(62)
Continuing operations	3,113	312	211	10.0	1,125	2,321
Discontinued operations	375	21	(47)	5.6	78	78
	3,488	333	164	9.5	1,203	2,399

The interest and amortisation of variations with respect to the retirement benefits credit included in operating profit have not been allocated to geographic regions because the directors consider it more meaningful to show them separately. Had they been allocated, the allocation would have been based on net assets before goodwill and would have resulted in the following allocations: United Kingdom and Ireland £6m (2001: £5m), Continental Europe £17m (2001: £15m), the Americas £12m (2001: £11m) and the rest of the world £2m (2001: £2m).

NOTES (continued)

3 Exceptional items

	2002 £m	2001 £m
Exceptional items included in operating profit:		
Reorganisation costs	**(7)**	(21)
Fixed asset impairment	**(1)**	(73)
Fixed assets written off	**(1)**	-
Recovery of debtor previously written off	**9**	-
ANC integration costs	**-**	(8)
	-	(102)
Loss on fixed assets – continuing operations	**(2)**	-
Disposal of businesses:		
(Loss)/profit before attributable goodwill	**(22)**	330
Attributable capitalised goodwill written off	**(2)**	(32)
Attributable goodwill in reserves written off	**(184)**	(118)
	(208)	180
Exceptional financing item – continuing operations	**(35)**	-
Taxation arising on exceptional items:		
Restructuring – continuing operations	**1**	-
Disposals of businesses – continuing operations	**-**	(4)
Disposals of businesses – discontinued operations	**(2)**	4
Other – continuing operations	**(1)**	-
	(2)	-
Total exceptional items	**(247)**	78

Of the loss on disposals of businesses, £17m (2001: £nil) is attributable to continuing operations and £191m (2001: profit of £180m) is attributable to discontinued operations.

NOTES (continued)

4 Ordinary dividends on equity shares

	2002 £m	2001 £m
2002 proposed final dividend of 9.7p payable 4 June 2003	**44**	-
2002 interim dividend of 7.0p paid 6 November 2002	**30**	-
2001 final dividend of 9.2p paid 5 June 2002	**-**	39
2001 interim dividend of 6.7p paid 5 November 2001	**-**	26
	74	65

5 Earnings per share

	2002 pence	2001 restated pence
Earnings per ordinary share (basic):		
Before retirement benefits, goodwill amortisation and exceptional items	**38.1**	30.3
Before total goodwill amortisation and exceptional items	**44.1**	36.1
Including retirement benefits, goodwill amortisation and exceptional items	**(29.4)**	38.9
Earnings per ordinary share (diluted):		
Before retirement benefits, goodwill amortisation and exceptional items	**36.4**	29.4
Before total goodwill amortisation and exceptional items	**42.0**	34.8
Including retirement benefits, goodwill amortisation and exceptional items *	**(29.4)**	37.4

* There was no dilution arising from the conversion of preference shares or the exercise of outstanding options in 2002

Earnings:	2002 £m	2001 restated £m
Profit attributable to ordinary shareholders before retirement benefits credit, goodwill amortisation and exceptional items	**163**	119
Dilution on conversion of preference shares	**5**	5
On a diluted basis	**168**	124
Profit attributable to ordinary shareholders before goodwill amortisation and exceptional items	**189**	142
Dilution on conversion of preference shares	**5**	5
On a diluted basis	**194**	147
Profit attributable to ordinary shareholders	**(126)**	153
Dilution on conversion of preference shares	**5**	5
On a diluted basis	**(121)**	158

NOTES (continued)

	2002 Number millions	2001 Number millions
Average number of shares:		
Average number of shares in issue for the year	**428.1**	393.1
Dilution on conversion of preference shares	**24.4**	24.4
Dilution on exercise of outstanding share options	**9.1**	4.6
On a diluted basis	**461.6**	422.1
Number of shares in issue at 31 December	**435.9**	430.5

6 A copy of the information to be provided to financial analysts is available on request from the Company Secretary, Rexam PLC, 4 Millbank, London SW1P 3XR.